

April 14, 2022

Yang Chong Yi
Chief Executive Officer
Nhale, Inc.
42 Mott Street
4th Floor
New York, NY 10013

>   **Re: Nhale, Inc.**
>   **Amendment No. 6 to Registration Statement on Form 10-12G**
>   **Filed March 14, 2022**
>   **File No. 000-56324**

Dear Dr. Chong Yi:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 6 to Registration Statement on Form 10-12G filed March 14, 2022

Introductory Comment, page v

1.   Please revise your disclosure on page v that "NHLE will be subject to the HFCAA adopted amendments if it is located within the PRC jurisdiction," which does not appear correct because such regulations only impact you if your auditor is located in a jurisdiction in which the PCAOB cannot inspect such auditor (emphasis added). Please make similar revisions in your related disclosure on page 6.

Item 1A. Risk Factors, page 5

2.   Please revise your disclosure to address all relevant aspects of comment 12 of the Division of Corporation Finance's Sample Letter to China-Based Companies (the "Sample Letter") in a single risk factor and ensure consistency between your disclosure and the

issues highlighted in such sample comment. As example only, we note your risk factor entitled "Risks Related to the Company's Organizational Structure" discusses VIE-related risks but does not address the risks that may result if PRC regulations change or are interpreted differently in the future.

3.   Please revise your disclosure to address all relevant aspects of comment 14 of the Sample Letter in a single risk factor and ensure consistency between your disclosure and the issues highlighted in such sample comment. In connection therewith, and as example only:

- Revise the headings and content of the following risk factors to clearly indicate the risks that each risk factor heading pertains to: "Our Business is Subject to Numerous Legal and Regulatory Risks that Could Have an Adverse Impact on Our Contemplated Business" and "Risks Related to the Regulatory Environment" and "Risks Related to Access to Information and Regulatory Oversight." In this regard, we note that the headings all signal "regulatory" risks to investors but the substance of such risk factors vary.

- Revise your disclosure that you "are subject to differing and sometimes conflicting laws and regulations in the various China jurisdictions where we provide our services." In this regard, we note your disclosure that you "have no operations" and therefore it does not appear that you provide services yet.

- To the extent that you maintain the reference, explain what you mean by "PRC Securities Law" (page 7).

General

4.   Please update your financial statements as required by Item 8-08 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Rhonda Keaveney